Exhibit 99

VIRGINIA ELECTRIC AND POWER COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

Twelve Months Ended June 30, 2005
(millions)
Operating Revenue	$6,163

Operating Expenses	5,455

Income from operations	708

Other income	71

Interest and related charges	275

Income before income taxes	504

Income tax expense	175

Net income	329

Preferred dividends	16

Balance available for common stock	$ 313